EXHIBIT A

         Jazztel announces approval by its Board of all the resolutions necessary to implement the Financial Restructuring and reports third quarter 2002 results.

Madrid, 6th November, 2002 - Jazztel plc (Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ), the pan-Iberian provider of broadband communication services, announced that its Board of Directors approved today all the resolutions required to implement the Scheme of Arrangement and that its Recapitalisation process, subject to CNMV approval, is expected to be concluded during the course of November. The Company also reported results for the third quarter of 2002. Amounts are presented in Euros and in accordance with US GAAP.


Jazztel Recapitalisation

o UK and US Courts Approve Scheme of Arrangement: On October 24th and October 30th, the UK and US Courts, respectively, approved the recapitalisation plan on the terms approved by Jazztel's bondholders and shareholders. All of Jazztel's outstanding Euro 668 million of Senior Notes will be cancelled and exchanged on the final implementation of the Recapitalisation for approximately 457 million of new ordinary shares and Euro 75 million of new convertible notes.
o Final Agreement on Jazztel's amended senior syndicated loan facility: On November 5th, the final documentation relating to the amendment of Jazztel's syndicated loan facility for a total of Euro 54,5 million was signed between the Company and all of the syndicate banks. The amended bank facility will become effective upon completion of certain conditions precedent, expected to be met during the course of November. The new facility includes the restating of a facility pursuant to which performance bonds in the amount of Euro 24,5 million have been issued in respect of existing Banda 26 LMDS license obligations and a Euro 30 million credit facility. The new facility will be secured with encumbrances over various assets, amongst others, the receivables owed to Jazz Telecom, S.A. by its clients. Both tranches are currently fully utilised. J.P. Morgan plc was the Coordinator of the amendment to the Facility.
o Issuance of new Shares and Convertible Notes: On November 6th, Jazztel's Board of Directors passed the resolutions required to issue the 457 million of new ordinary shares and Euro 75 million of new convertible notes.
o Final implementation of the Recapitalisation remains subject to admission for listing of the newly issued ordinary shares and convertible notes by the Spanish Authorities. The conversations with the CNMV suggest that such admission should be granted during the month of November. It is also intended that the newly issued ordinary shares will be listed on NASDAQ Europe.
o Claims by Noteholders: Holders of Senior Notes may submit claim forms in respect of their entitlement to new shares and convertible notes but they must ensure that such forms are submitted within 12 months of the Recapitalisation become effective. If they fail to do so , they will lose their entitlement and the new shares and convertible notes which they would have received will instead be cancelled.

Board of Directors and Management Changes
o Martin Varsavsky, the Company's founder, has voluntarily decided to step down as Chairman of the Board. Mr. Varsavsky is the only remaining initial investor that has not sold any of his shares, and has remained the largest shareholder until the restructuring. Post restructuring, Mr Varsavsky's stake will be diluted to approximately 2%. Mr Varsavsky commented: " I am very satisfied with the closing of the restructuring. Jazztel has now the strongest balance sheet in the sector, is fully funded, and well prepared to continue competing effectively in the Iberian market. Also, I think it is the right time to step down as Chairman."
o On Mr Varsavsky's resignation, Bill Collatos, head of Spectrum Equity, Jazztel largest investor post-restructuring commented: " I am indeed grateful for all of Martin's efforts to make Jazztel a success. I am confident that his original vision will at the end of the day prove to be correct. The fact is that alternative carriers are gaining market share from the incumbents and will continue to do so. "
o Mr. Varsavsky will be substituted by Massimo Prelz Oltramonti. Mr Prelz has been a member of Jazztel Board since 1998, initially representing Advent International, and lately as an Independent Director. From late 2001, Mr Prelz has been collaborating with Spectrum Equity at their London Offices. On Mr Prelz' appointment, Martin Varsavsky commented: " I see three important reasons why Massimo Prelz is the right Chairman for the new
     Jazztel: first, he has served on Jazztel's Board since the beginning and knows the Company quite well; second he has a long standing relationship with Spectrum Equity, a committed shareholder of the Company and lastly, he brings the right set of skills that Jazztel requires if one believes that industry consolidation is the natural next step: a profound knowledge of the European Telecom sector and a strong financial background with experience in deal making."
o Other important changes at the Board are the exit of Alfredo Pastor and Miguel Salis, and the appointment of Bill Collatos. Mr. Collatos served previously as Director to Jazztel from 1998 to 2001.Mr. Salis will resign from his position as CFO and Board Member of Jazztel effective at the next General Shareholders Meeting expected to take place before the end of the year. Upon termination of his day-to-day responsibilities with Jazztel, Mr. Salis will remain involved with the company as a Senior Advisor to the Board of Directors on financial and strategic issues related to the expected consolidation of the sector in Spain. Massimo Prelz commented "We would like to thank Alfredo and Miguel for their continuing commitment and support to the company and we look forward to working with Miguel in his new role as Senior Advisor to the Company."

Highlights of the quarter

Financial
o As anticipated, third quarter shows seasonal effect on revenues. third quarter revenues amounted to Euro 52,2 million compared to Euro 56,6 million in the previous quarter, representing a 7,8% decrease . Compared to the third quarter of 2001, revenues decreased by 11,5% from Euro 59,0 million.
o Direct access revenues amounted to Euro 13,7 million decreasing 2,8% from Euro 14,1 million in the previous quarter. Compared with same period of 2001, revenues increased 1,5% from Euro 13,5 million.
o Indirect access revenues decreased to Euro 20,8 million, or 5,5% from Euro 22,0 million in the second quarter of 2002. Compared to the third quarter of 2001, indirect access revenues decreased 18,8% from Euro 25,6 million.
o Gross Margin as a percentage of revenues was 38,7% slightly better than the previous quarter and improving from 28,0% in the same quarter of 2001.

o The evolution of Adjusted EBITDA showed a positive trend. Adjusted EBITDA improved by 44,5% or Euro 6,1 million, from negative Euro 13,7 million in the second quarter of 2002 to negative Euro 7,6 million in the third quarter of 2002. As a percentage of revenues, adjusted EBITDA improved from negative 24,2% in the second quarter of 2002 to negative 14,6% in the third quarter of this year. Adjusted EBITDA came down 56,6% from the same quarter of 2001 from negative 33,6%.
o Net losses continued to show a positive evolution. Net losses decreased 8,4% to negative Euro 41,4 million in the third quarter of 2002, from negative Euro 45,2 million in the previous quarter. Compared with the same quarter of 2001 net income decreased from Euro 3,3 million.

Financial Position
o Jazztel's total cash position at September 30th, was Euro 116,8 million. This includes a total of Euro 26,4 million in restricted cash for the payment of interest on the high yield notes, Euro 19.3 million in the form of a cash deposit pledged to the Government in respect of the commitments for its license obligations regarding Banda 26 and a Euro 11.2 million cash counterguarantee in favour of the Ministry of Finance (Agencia Tributaria), regarding the claim against the 2001 spectrum fee for the LMDS license, which is currently being challenged in the Spanish courts. In addition, Jazztel has a senior credit facility available for its Spanish subsidiary, Jazz Telecom S.A.. As previously announced, Jazztel has signed an amended bank facility agreement that allows Jazztel Plc to close the restructuring of its high yield debt and Jazz Telecom S.A. to borrow up to Euro 30 million, subject to continued compliance with the terms of the facility. Jazztel had fully drawn down the Euro 30 million of the revolving credit tranche by the 30th of September. The lenders under the credit facility have approved the final terms of Jazztel plc's debt restructuring and agreed to the bank facility remaining in place in the amended form post the debt restructuring. As part of the renegotiated bank deal, Jazztel agreed that the amended syndicated facility will be secured with encumbrances over various assets, amongst others, the receivables owed to Jazz Telecom, S.A. by its clients. The amended bank facility will become effective upon completion of certain conditions precedent, expected to be met during the course of November.
o Excluding these restricted funds mentioned above Jazztel had Euro 59,9 million of freely available cash at September 30th, 2002 which management expects will be sufficient to fully fund operations under the new business plan of the Company. Jazztel will receive, after the final implementation of the Recapitalisation the proportional amount of the escrow related to the Euro 400 million High Yield issue. The expected amount to be received by the Company is Euro 5,7 million.

Operational
o Total traffic on the Jazztel network amounted to 756 million minutes in the third quarter of 2002, a 2,9% decrease over the same period of 2001. Total traffic decreased 15,1% compared to the second quarter of 2002.
o Total direct access sites contracted reached 2.980 by the end of the third quarter of 2002, a 2,5% increase from the 2.907 contracted customers at the end of the previous quarter. This represents a total of 73 new direct access sites contracted during third quarter 2002, compared with 170 in the previous quarter. The perceived growth slowdown in contracted sites is caused by the migration of 136 direct access sites in Portugal to indirect access due to our fast payback strategy. Excluding this effect, direct access contracted sites increased by 209 sites compared with 170 in the previous quarter.
o The number of direct access provisioned sites at September 30th, 2002 increased by 4,1% to 2.695, up from 2.589 in the previous quarter.
o In indirect access, Jazztel has managed to significantly reverse the downward trend in preselected customers. The number of preselected lines grew from 121.023 in the second quarter of 2002 to 127.145 lines in the third quarter of 2002. This upward trend is a result of the reactivation of the indirect distribution channels and the new advertising campaign "weekends free".
o A similar strong growth took place in xDSL services with contracts signed for "masDSL" services growing from 102 customers at the end of the second quarter of 2002 to 342 at the end of the third quarter of 2002, or a 134,3% increase. The number of provisioned xDSL sites climbed from 15 in the previous quarter to 143 sites in the third quarter of 2002.

Financial Statistics

-----------------------------------------------------------------------------------------------------------------
                Euro                    Q3 2001         Q2 2002        Q3 2002      Q3 2001 %       Q2 2002 %
             (Million)                                                                Growth         Growth
-----------------------------------------------------------------------------------------------------------------
Revenues                                  59,0           56,6           52,2          -11,5%          -7,8%
-----------------------------------------------------------------------------------------------------------------
Gross Margin                              16,5           20,6           20,2          22,4%           -1,9%
-----------------------------------------------------------------------------------------------------------------
   % of sales                            28,0%           36,4%          38,7%         38,4%           6,3%
-----------------------------------------------------------------------------------------------------------------
Adjusted EBITDA  (a)                     -19,8           -13,7          -7,6          61,6%           44,5%
-----------------------------------------------------------------------------------------------------------------
   % of sales                            -33,6%         -24,2%         -14,6%         56,6%           39,8%
-----------------------------------------------------------------------------------------------------------------
Restructuring Costs                       0,0             4,3            0,0
-----------------------------------------------------------------------------------------------------------------
Adjusted EBITDA (exc.  Restructuring     -19,8           -9,4           -7,6          61,6%           19,1%
Costs)
-----------------------------------------------------------------------------------------------------------------
   % of sales                            -33,6%         -16,6%         -14,6%         56,6%           12,3%
-----------------------------------------------------------------------------------------------------------------
Capex (b)                                 59,3           14,3            8,3          -86,0%         -42,0%
-----------------------------------------------------------------------------------------------------------------

(a) Excludes impact of non-cash accounting charges for option grants of Euro 2,4 million in the third quarter 2001, Euro 2.0 million in the second quarter of 2002 and Euro 2,0 million in the third quarter 2002. (b) Includes Cash Capex and IRU payments.

Operational Statistics

------------------------------------------------------------------------------------------------------------------------
                                               Q3 2001      Q2 2002      Q3 2002    Q3 2001 % Growth    Q2 2002 % Growth
------------------------------------------------------------------------------------------------------------------------
Network Deployment
------------------------------------------------------------------------------------------------------------------------
   Local access kms                              2.541         2.771         2.778           9,3%            0,3%
------------------------------------------------------------------------------------------------------------------------
   Backbone kms                                  5.985         5.874         5.874          -1,9%            0,0%
------------------------------------------------------------------------------------------------------------------------
Direct Access
------------------------------------------------------------------------------------------------------------------------
   Direct access human resources *                190           117           112           -41,1%           -4,3%
------------------------------------------------------------------------------------------------------------------------
   Contracts Signed                              2.141         2.907         2.980          39,2%            2,5%
------------------------------------------------------------------------------------------------------------------------
   Customer sites in service                     1.532         2.589         2.695          75,9%            4,1%
------------------------------------------------------------------------------------------------------------------------
Indirect Access
------------------------------------------------------------------------------------------------------------------------
   Number of customers                          720.046       734.328       730.479          1,4%            0,5%
------------------------------------------------------------------------------------------------------------------------
   Number of lines                             1.185.790     1.206.876     1.206.933         1,8%            0,0%
------------------------------------------------------------------------------------------------------------------------
Internet & Value Added Services
------------------------------------------------------------------------------------------------------------------------
   Active Jazznet customers                      8.058         9.214         8.789           9,1%            -4,6%
------------------------------------------------------------------------------------------------------------------------
Carrier Services
------------------------------------------------------------------------------------------------------------------------
   Traffic Termination contracts                   37           41            39             5,4%            -4,9%
------------------------------------------------------------------------------------------------------------------------
   Wholesale capacity contracts                    20           24            18            10,0%           -25,0%
------------------------------------------------------------------------------------------------------------------------
Minutes of Traffic (millions)                     778           890           756           -2,9%           -15,1%
------------------------------------------------------------------------------------------------------------------------
Headcount**                                       897           679           595           -33,7%          -12,4%
------------------------------------------------------------------------------------------------------------------------

* Includes sales force of 84 and 81 and technical staff 33 and 31 in Q2 2002 and Q3 2002, respectively. ** Excluding Adatel and CCS. At period end.

Summary of Performance

Although third quarter revenues are typically affected by seasonality, the Company managed to continue increasing both gross and Adjusted EBITDA margins as a percentage of revenues.

The Group generated total revenues of Euro 52,2 million in the third quarter of 2002, a 7,8% decrease from the Euro 56,6 million generated in the second quarter of 2002. Gross margin was Euro 20,2 million in the third quarter 2002 down from 20,6 million in the second quarter 2002, a

1,9% decrease. Gross margin increased to 38,7% as percentage of revenues in the third quarter 2002 from 36,4% in the second quarter of 2002. Adjusted EBITDA decreased to negative Euro 7,6 million from negative Euro 13,7 million for the second quarter 2002 (including Euro 4,3 million of redundancy costs). Adjusted EBITDA as a percentage of revenues improved to negative 14,6% during the third quarter 2002 from negative 24,2% in the second quarter 2002.

Major operational achievements

During the third quarter 2002, Jazztel confirmed its ability to grow its customer base and the number of clients connected to its network. The Group had signed by the end of the third quarter 2002, a total of 2.980 contracts for direct service provisioning and had connected 2.695 customer sites directly to its network, which represents a 4,1% increase over the previous quarterly figures. Jazztel also achieved growth in its Indirect Access customer base reaching 127.145 preselected lines. The number of indirect access customers decreased from 734.328 in the second quarter 2002 to 730.479 in the third quarter 2002.

As of September 30st 2002, the Group had built 2.778 local access kms, a growth of 237 kms over the km built by the end of September 2001.

------------------------------------------------------------------------------------------------------------------------
                                                Q3 2001       Q2 2002       Q3 2002    Q3 2001 % Growth    Q2 2002 %
                                                                                                            Growth
------------------------------------------------------------------------------------------------------------------------
Kms completed*                                   2.541         2.771         2.778           9,3%            0,3%
------------------------------------------------------------------------------------------------------------------------
Metropolitan Areas Operational*                    41           74            74            80,5%            0,0%
------------------------------------------------------------------------------------------------------------------------

* At period end

Financial Information

Revenues for the quarter ended September 30, 2002 were Euro 52,2 million, down from Euro 56,6 million in the second quarter of 2002, representing a 7,8% decrease mainly due to the seasonality effect. Direct access activities reached Euro 13,7 million in the third quarter 2002, a 2,8% decrease over the previous quarter and a 1,5% increase compared to the same quarter in 2001. Internet and Value Added Services decreased to Euro 10,5 million or an 18,0% decrease compared to the previous quarter. Indirect access revenues decreased from the previous quarter by 5,5% from Euro 22,0 million to Euro 20,8 million in the third quarter of 2002. Carrier service revenues have decreased to Euro 7,1 million from Euro 7,8 million in the previous quarter.

-------------------------------------------------------------------------------------------------------
      Business Lines         Q3 2001        Q2 2002        Q3 2002      Q3 2001 %    Q2 2002 % Growth
      (Euro Million)                                                      Growth
-------------------------------------------------------------------------------------------------------
Indirect Access                25,6          22,0           20,8          -18,8%           -5,5%
-------------------------------------------------------------------------------------------------------
Direct Access                  13,5          14,1           13,7           1,5%            2,8%
-------------------------------------------------------------------------------------------------------
Carrier services               5,7            7,8            7,1          24,6%            -9,0%
-------------------------------------------------------------------------------------------------------
Internet & VAS(*)              14,0          12,8           10,5          -25,0%          -18,0%
-------------------------------------------------------------------------------------------------------
Other Revenues                 0,2            0,0            0,0
-------------------------------------------------------------------------------------------------------
Total Revenues                 59,0          56,6           52,2          -11,5%           -7,8%
-------------------------------------------------------------------------------------------------------

(*) Internet revenues includes revenues generated by CCS, our Software consulting and implementation subsidiary. Revenues generated by CCS were 6,8 for the third quarter of 2001, Euro 7,6 million for the second quarter of 2002 and Euro 6,2 million for the third quarter of 2002.

Cost of Sales were Euro 32,0 million for the third quarter of 2002, or 61,3% of sales, improving from 63,6% of sales in the previous quarter.

Gross margin in the third quarter of 2002 was Euro 20,2 million from Euro 20,6 million in the second quarter of 2002. Although there has been a decrease in absolute terms, Jazztel managed to increase it as a percentage of revenues, climbing from 36,4% in the second quarter of 2002 to 38,7% in the third quarter of 2002.

Selling, General and Administrative (SG&A) expenses for the third quarter of 2002 were Euro 27,8 million compared with Euro 34,3 million for the second quarter of 2002 (excluding Redundancy costs posted in the second quarter of Euro
4.3 million, SG&A expenses were Euro 30.0 million).

Adjusted EBITDA losses in this quarter were negative Euro 7,6 million, compared with negative Euro 13,7 million losses in the second quarter of 2002. Adjusted EBITDA losses as a percentage of sales decreased from negative 24,2% in the second quarter of 2002 to negative 14,6% in the third quarter of 2002. Excluding Redundancy costs of Euro 4.3 million, Adjusted EBITDA losses for the second quarter were Euro 9,4 million.

Depreciation and Amortisation Expense was Euro 19,2 million for this quarter, increasing from Euro 18,7 million for the second quarter of 2002.

Net Financial Expense for the third quarter 2002 was Euro -39,0 million and consisted primarily of accrued interest on our high yield notes issued in April 1999, December 1999 and July 2000, less interest earned on invested funds, compared to Euro -15,7 million in the third quarter of 2001.

Net Loss for the third quarter 2002 amounted to Euro 41,4 million compared to Euro 45,2 million in the second quarter of 2002 and a net income of Euro 3,3 million in the third quarter of 2001.

During the next several years the Jazztel Group expects to continue to incur significant net losses and negative cash flows while completing the deployment of its network and developing a significantly expanded range of telecommunication services. The Group's ability to generate positive EBITDA is subject to numerous risks and uncertainties, many of which are out of its control.

Financial Needs and Resources

For the third quarter 2002, total net cash outflows from operations were Euro 22,4 million. Net cash outflows from capital expenditures and acquisitions, excluding IRU payments, were Euro 5,3 million.

Jazztel's total cash position at September 30th, was Euro 116,8 million. This includes a total of Euro 26,4 million in restricted cash for the payment of interest on the high yield notes, Euro 19.3 million in the form of a cash deposit pledged to the Government in respect of the commitments for its license obligations regarding Banda 26 and a Euro 11.2 million cash counterguarantee in favour of the Ministry of Finance (Agencia Tributaria), regarding the claim against the 2001 spectrum fee for the LMDS license, which is currently being challenged in the Spanish courts. In addition, Jazztel has a senior credit facility available for its Spanish subsidiary, Jazz Telecom S.A.. As previously announced, Jazztel has signed an amended bank facility agreement that allows Jazztel Plc to close the restructuring of its high yield debt and Jazz Telecom S.A. to borrow up to Euro 30 million, subject to continued compliance with the terms of the facility. Jazztel had fully drawn down the Euro 30 million of the revolving credit tranche by the 30th of September. The lenders under the credit facility have approved the final terms of Jazztel plc's debt restructuring and agreed to the bank facility remaining in place in the amended form post the debt restructuring. As part of the renegotiated bank deal, Jazztel agreed that the amended syndicated facility will be secured with encumbrances over various assets, amongst others, the receivables owed to Jazz Telecom, S.A. by its clients. The amended bank facility will become effective upon completion of certain conditions precedent, expected to be met during the course of November. Excluding these restricted funds mentioned above Jazztel had Euro 59,9 million of freely available cash at September 30th, 2002 which management expects will be sufficient to fully fund operations under the new business plan of the Company. Jazztel will receive, after the final implementation of the Recapitalisation the proportional amount of the escrow related to the Euro 400 million High Yield issue. The expected amount to be received by the Company is Euro 5,7 million.

Notice to U.S. Shareholders Regarding Passive Foreign Investment Company Considerations (PFIC)

   The determination of whether or not Jazztel plc. is a PFIC is a factual determination that must be made annually after the close of each taxable year. As a result, it cannot at present be determined with certainty whether Jazztel plc will be a PFIC in the current taxable year ending December 31, 2002 or in any future taxable year. This determination will depend on the various sources of Jazztel's income and the relative values of Jazztel's passive assets, such as cash, and the relative values of its non-passive assets, including goodwill. Furthermore, since the goodwill of a publicly-traded corporation such as Jazztel is largely a function of the trading price of its shares, the valuation of that goodwill may be subject to significant change throughout the year. It is possible therefore that Jazztel could become a PFIC for its taxable year ending December 31, 2002 due to changes in the nature of its income or its assets or as the result of a decrease in the trading price of its shares. As noted above, there can be no certainty in this regard however until after the close of the 2002 taxable year. If Jazztel plc is or becomes a PFIC in any taxable year in your holding period, it generally will remain a PFIC for all subsequent taxable years with respect to you (provided that you do not make either a timely and effective qualifying electing fund election or one of certain other PFIC elections) and you will be subject to special and adverse U.S. federal tax rules upon the receipt of certain distributions from Jazztel and upon the sale of Jazztel stock at a gain. INVESTORS ARE URGED TO CONSULT THEIR OWN TAX
ADVISORS REGARDING THE U.S. TAX CONSEQUENCES ARISING FROM THE OWNERSHIP AND DISPOSITION OF AN INTEREST IN A PFIC.

Contact: www.jazztel.com

Investor Relations                       Andrew Hazell - Press Relations
Tel: 34 91 2917200                       Tel: 34 91 131 95 70
Jazztel.IR@jazztel.com

Certain statements in this release are forward-looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with our businesses, which include among others, competitive and technological developments, risks associated with the Company's growth, construction delays, the development of the Company's markets, regulatory risks, dependence on its major customers and their spending patterns, availability of financing and other risks which are presented in the Company's filings with the US Securities and Exchange Commission, including its annual report on Form 20-F and reports on Form 6-K, and certain European regulatory authorities


                                 (Tables Follow)

                                      # # #

                          JAZZTEL plc AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                     In Euro
                                                           June 30, 2002       Sept. 30,
                                                                                 2002
                                                           --------------    --------------
ASSETS
Current assets:
   Cash and cash equivalents..........................        87,813,736        59,592,677
   Restricted Cash....................................        30,640,148        30,800,497
   Restricted funds related to Senior Notes...........        41,880,638        26,419,381
   Inventories........................................         5,437,990         4,670,685
   Accounts receivable, net of allowance for                  61,216,051
   doubtful
   Accounts of Euro 29,718,905 and Euro 30,628,045 at
   June  30, 2002 and September 30, 2002                                        58,347,012
   Prepaid expenses...................................         9,606,978         9,298,855
   Taxes receivable...................................        15,989,807        17,888,062
   Other current assets...............................        29,360,018        15,448,311
     Total current assets.............................       281,945,368       222,465,480

   Property and equipment, net........................       544,627,532       534,662,239
   Intangible assets, net.............................        46,958,716        43,046,041
   Debt issuance costs, net...........................        22,772,663        26,670,019
   Goodwill, net .....................................        16,086,693        16,080,721
   Restricted funds related to Senior Notes...........                 0                 0
   Deposits and other assets..........................         2,224,788         4,257,416
                                                             632,670,391       624,716,436

TOTAL ASSETS..........................................       914,615,759       847,181,916

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt................        24,310,958        36,128,968
  Accounts payable....................................       133,033,025       116,644,560
  Accrued expenses and other current liabilities......        38,640,525        30,853,649
  Income Tax Payable..................................         3,830,000         3,830,000
  Deferred income                                              1,369,080         1,369,080
    Total current liabilities.........................       201,183,588       188,826,257

Deferred income.......................................         4,208,679         3,773,759
Deferred Tax Liabilities                                      30,399,817        13,260,247
Long-term debt........................................       689,638,917       692,705,213
Capital Lease Obligations.............................        93,703,507        92,462,394
Provisions for contingencies..........................           653,310           580,806
Minority interests....................................            49,005          (98,046)

Shareholders' equity:                                          4,802,568
Common stock, Euro 0.08 par value,
77,500,000 authorized shares, 58,987,763 shares issued
and outstanding at December 31, 2000 and 77,500,000
authorized shares and 59,768,800 shares issued and
outstanding at December 31 2001.......................                           4,802,568
Non-voting stock, 0.01 pound sterling (Euro 0.015) par            75,127
value at March 30, 2001  and  June 30, 2001, 5,000,000
shares authorized, issued and outstanding.............                              75,127
Additional paid in capital............................       379,194,756       381,152,923
Warrants..............................................        19,919,364        19,919,364
Accumulated deficit...................................     (509,212,880)     (550,638,697)

        Total shareholders' equity....................     (105,221,064)     (144,688,714)

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY................................................       914,615,759       847,181,915



                          JAZZTEL plc AND SUBSIDIARIES

                            STATEMENTS OF OPERATIONS


  For the quarters ended September 30 2001, June 30, 2002 and September 30 2002
                           In Euro, except share data

                                                  Quarter ended        Quarter ended          Quarter ended
                                                  September 30,          June 30,             September 30,
                                                       2001                2002                   2002
                                                 -----------------   ------------------     ------------------
OPERATING REVENUES:
  Telecommunications revenues........                  59,017,579           56,607,826             52,198,392
  Other revenues.....................
                                                 -----------------   ------------------     ------------------
      Total operating revenues.......                  59,017,579           56,607,826             52,198,392
OPERATING EXPENSES:
  Cost of sales......................                (42,334,492)         (35,949,345)           (32,027,282)
  Sales, general and
administration
(Inclusive of Euro 2,404,776 million in non-cash
 share compensation expense in third quarter of
 2001, Euro 1,958,167 in second quarter of 2002
 and Euro 1,958,167 in third quarter
 of 2002)...............                             (38,961,173)         (36,299,882)           (29,717,908)
  Depreciation and amortization......                (15,987,536)         (18,692,572)           (19,234,104)
                                                 -----------------   ------------------     ------------------
    Total operating expenses.........                (97,283,201)         (90,941,798)           (80,979,294)
                                                 -----------------   ------------------     ------------------
OPERATING LOSS.......................                (38,265,622)         (34,333,973)           (28,780,902)
Other income (expense), net:
  Interest income....................                  4,564,549           16,891,259              1,216,840
  Interest expense...................                (20,268,759)         (26,930,568)           (31,624,212)
  Gain / (Loss) on Disposal on marketable
securities
  Loss on equity investment
  Other income (expense), net                           (182,105)            (340,855)             52,591,168
     Total other income (expense), net               (15,886,315)         (10,380,164)             22,183,796
LOSS BEFORE MINORITY
  INTERESTS..........................                (54,151,937)         (44,714,137)            (6,597,106)
Minority interests...................                     125,172               30,963                 49,047
                                                 -----------------   ------------------     ------------------
LOSS FROM CONTINUING OPERATIONS                      (54,026,765)         (44,683,174)            (6,548,059)
Provision for taxes                                     (129,417)            (131,712)              (122,714)
LOSS FROM CONTINUING OPERATIONS                      (54,156,182)         (44,814,886)            (6,670,773)
Extraordinary income, net                              50,873,972            (381,792)           (34,757,751)
NET LOSS                                                3,282,210         (45,196,678)           (41,428,523)
LOSS PER COMMON SHARE
  - basic and diluted................                     (0.055)               (0.75)                 (0.69)
                                                 -----------------   ------------------     ------------------

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES
OUTSTANDING
  - basic and diluted................                  59,518,189           59,914,450             60,032,119
                                                 -----------------   ------------------     ------------------


                          JAZZTEL plc AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     In Euro

                                                               Quarter ended           Quarter ended
                                                               June 30, 2002        September 30, 2002
                                                             -----------------      --------------------
OPERATING ACTIVITIES:
Net loss.                                                        (45,569,236)           (41,425,818)
Adjustments to reconcile net loss to  net cash used in
operating activities:
  Extraordinary loss (gain)
  Minority interests                                                67,017                (147,051)
  Amortization of Goodwill                                          5,971                   5,971
  Amortization of deferred costs (inclusive amortization           756,696                 771,026
of debt issuance cost)
  Other depreciation and amortization                             18,653,273             19,194,802
  Non-cash provisions for losses                                  1,766,498                826,282
  Loss (Gains) on disposal of marketable securities
  Foreign currency exchange loss                                 (12,724,801)             (384,972)
  Non-cash gain on disposal of subsidiaries
   options and shares in subsidiary to employees                  1,958,167               1,958,167
  Inventories                                                     (309,920)                850,164
  Accounts receivable                                            (10,140,320)             1,959,900
  Prepaid expenses, taxes receivable  and other current           23,732,681             12,321,575
assets
  Deposits and other assets
  Accounts payable and accruals                                  (2,832,615)            (24,175,340)
  Accrued Income tax payable
  Movement in funds held in Escrow                                41,622,531             15,461,257
  Deferred Income
  Accrued interest                                               (14,632,444)            (9,626,762)
                                                            ---------------------   --------------------
     Net cash provided/(used) in operating
     activities...                                                2,353,498             (22,410,799)
                                                            ---------------------   --------------------
INVESTING ACTIVITIES:
  Purchase of property and equipment                             (10,120,779)            (4,848,599)
  Acquisitions, net of cash acquired
  Acquisitions of intangible assets                              (1,232,680)              (468,234)
  Issuance of loans to directors
  Cash proceeds from the sale of marketable securities
                                                            ---------------------   --------------------
     Net cash used in investing activities                       (11,353,459)            (5,316,834)
                                                            ---------------------   --------------------
FINANCING ACTIVITIES:
  Movement in funds held in Escrow
  Restricted cash                                                 (143,772)              (1,575,225)
  Debt Issuance costs                                              565,631               (4,668,382)
  Deferred Income                                                 (430,412)               (434,921)
  Sale of Property and Equipment                                 (4,529,977)                  0
  Deposits and other assets                                       (224,499)              (2,032,628)
  Reimbursement of loans to directors
  Proceeds from exercise of share options and warrants              14,979                 155,230
  Issuance of share capital                                                               (155,230)
  Merge of unconsolidated subsidiary
  Share Issuance Costs
  Early extinguishments of long term debt                          148,410              (16,779,570)
  Borrowings of long-term debt                                    30,000,000              (72,504)
  Payments of long-term debt                                      (534,289)              23,654,926
                                                            ---------------------   --------------------
     Net cash provided by / (used in) financing activities        24,866,071             (1,908,304)
                                                            ---------------------   --------------------
INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS..                                                15,866,110            (29,635,936)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                             71,947,626             87,813,736
                                                            ---------------------   --------------------
CASH AND CASH EQUIVALENTS AT END
OF PERIOD.........                                                87,813,736             58,177,801



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